SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                  SCHEDULE l3D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3*)

                             MTR GAMING GROUP, INC.
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                                (Name of Issuer)

                    Common Stock, par value $.00001 per share
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                         (Title of Class of Securities)

                                    974902108
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                                 (CUSIP Number)
                                                     with  a copy to:

Stephen Feinberg                                     Robert G. Minion, Esq.
450 Park Avenue                                      Lowenstein Sandler PC
28th Floor                                           65 Livingston Avenue
New York, New York  10022                            Roseland, New Jersey  07068
(212) 421-2600                                       (973) 597-2500
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                 (Name, Address and Telephone Number of Persons

                Authorized to Receive Notices and Communications)

                                September 8, 2000
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 974902108
________________________________________________________________________________
1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only):

                                Stephen Feinberg
________________________________________________________________________________
2)   Check the Appropriate Box if a Member of a Group (See Instructions):

         (a)        Not
         (b)        Applicable
________________________________________________________________________________
3)   SEC Use Only
________________________________________________________________________________
4)   Source of Funds (See Instructions):  WC
________________________________________________________________________________
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                 Not Applicable
________________________________________________________________________________
6)   Citizenship or Place of Organization:           United States
________________________________________________________________________________
     Number of                            7) Sole Voting Power:    1,881,735*
                                          --------------------------------------
     Shares Beneficially                  8) Shared Voting Power:
                                          --------------------------------------
     Owned by

     Each Reporting                       9) Sole Dispositive Power: 1,881,735*
                                          --------------------------------------
     Person With:                         10) Shared Dispositive Power:
                                          --------------------------------------
________________________________________________________________________________
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:   1,881,735*
________________________________________________________________________________
12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):                               Not Applicable
________________________________________________________________________________
13)  Percent of Class Represented by Amount in Row (11):      7.9%*
________________________________________________________________________________
14)  Type of Reporting Person (See Instructions):       IA
________________________________________________________________________________
*Madeleine LLC, a limited liability company organized under the laws of Delaware ("Madeleine"), is the record holder of all securities of MTR Gaming Group, Inc. (the "Company") beneficially owned by the various private investment funds described below which are managed, directly or indirectly, by Stephen Feinberg. Long Horizons Fund, L.P., a limited partnership organized under the laws of Delaware ("Horizons"), is the beneficial owner of 45,942 shares of the common stock, par value, $.00001 per share (the "Common Stock") of the Company; Long Horizons Overseas, Ltd., a corporation organized under the laws of the Bahamas ("Overseas"), is the beneficial owner of 45,107 shares of Common Stock; Styx Partners, L.P., a limited partnership organized under the laws of Delaware
("Styx"), is the beneficial owner of 29,557 shares of Common Stock; and Styx International, Ltd., a corporation organized under the laws of the Bahamas ("International"), is the beneficial owner of 3,316 shares of Common Stock. Stephen Feinberg possesses sole power to vote and direct the disposition of all securities of the Company held or owned by each of Madeleine, Horizons,
Overseas, Styx and International. Also, Horizons, Overseas, Styx and International are the beneficial owners of warrants (the "Warrants") to purchase from the Company up to 673,916, 645,056, 393,010, and 45,831 shares of Common Stock, respectively, and Stephen Feinberg possesses sole voting and investment control over the Warrants and, if exercised, the shares of Common Stock underlying such Warrants. Thus, for purposes of Reg. ss.240.13d-3, Stephen Feinberg is deemed to beneficially 1,881,735 shares of Common Stock of the Company, or 7.9% of those issued and outstanding.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based upon information set forth on the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2000, as of August 10, 2000, there were issued and outstanding 21,982,460 shares of Common Stock. Madeleine is the record holder of all securities of the Company beneficially owned by the various private investment funds described below. As of September 8, 2000, (i) Horizons was the beneficial owner of 45,942 shares of Common Stock; (ii) Overseas was the beneficial owner of 45,107 shares of Common Stock; (iii) Styx was the beneficial owner of 29,557 shares of Common Stock and (iv) International was the beneficial owner of 3,316 shares of Common Stock. In addition, Horizons, Overseas, Styx and International are the beneficial owners of warrants issued by the Company (the "Warrants") for 673,916, 645,056, 393,010 and 45,831 shares of Common Stock, respectively. Stephen Feinberg possesses sole power to vote and direct the disposition of all securities of the Company owned by each of Madeleine, Horizons, Overseas, Styx and International. Thus, for the purposes of Reg. Section 240.13d-3, Stephen Feinberg is deemed to beneficially own 1,881,735 shares of Common Stock, or 7.9% of those deemed issued and outstanding.

          Since the filing of the Schedule 13D Amendment No. 2 by Stephen Feinberg as of August 18, 2000, the only transactions in securities of the Company by Mr. Feinberg, or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof, were as follows (each of which were effected in ordinary brokerage transactions):

                           I. Long Horizons Fund, L.P.

      Date                          Quantity                            Price

                                   (Purchases)

                                      NONE

                                     (Sales)

    August 23, 2000                   18,500                             $7.25
    August 24, 2000                    3,700                             $7.25
    August 25, 2000                   12,600                             $7.19
    August 29, 2000                   16,600                             $7.16
    August 31, 2000                   11,000                             $7.95
  September 7, 2000                   15,200                             $8.57
  September 8, 2000                    8,100                             $8.51

                        II. Long Horizons Overseas, Ltd.

     Date                           Quantity                            Price

                                   (Purchases)

                                      NONE

                                     (Sales)

    August 21, 2000                  11,000                              $7.19
    August 23, 2000                  18,200                              $7.25
    August 24, 2000                   3,600                              $7.25
    August 25, 2000                  12,400                              $7.19
    August 29, 2000                  16,400                              $7.16
    August 31, 2000                  11,000                              $7.94
  September 7, 2000                  14,900                              $8.57
  September 8, 2000                   8,000                              $8.51


                            III. Styx Partners, L.P.

     Date                           Quantity                            Price

                                   (Purchases)

                                      NONE

                                     (Sales)

    August 21, 2000                  13,500                              $7.19
    August 23, 2000                  11,900                              $7.25
    August 24, 2000                   2,400                              $7.25
    August 25, 2000                   8,100                              $7.19
    August 29, 2000                  10,700                              $7.16
    August 31, 2000                   7,000                              $7.94
  September 7, 2000                   9,800                              $8.57
  September 8, 2000                   5,300                              $8.51

                          IV. Styx International, Ltd.

    Date                             Quantity                           Price

                                   (Purchases)

                                      NONE

                                     (Sales)

    August 21, 2000                   2,000                              $7.19
    August 23, 2000                   1,400                              $7.25
    August 24, 2000                     300                              $7.25
    August 25, 2000                     900                              $7.19
    August 29, 2000                   1,300                              $7.16
    August 31, 2000                   1,000                              $7.94
  September 7, 2000                   1,100                              $8.57
  September 8, 2000                     600                              $8.51


                                    Signature

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                            September 18, 2000


                                            /s/ Stephen Feinberg

                                            ------------------------------------
                                            Stephen Feinberg, as Investment
                                            Manager of Madeleine LLC, Long
                                            Horizons, Fund L.P., Long Horizons
                                            Overseas Fund, Ltd., Styx Partners,
                                            L.P. and Styx International, Ltd.

  ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
                FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).